VIA EDGAR

March 28, 2017

David Manion

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	J.P. Morgan Exchange-Traded Fund Trust, File No. 811-22903

Dear Mr. Manion:

This letter is in response to the comments you provided on January 25, 2017, with respect to the Funds and applicable shareholder reports and Form N-CSR listed in Schedule A (the “Funds”) in connection with the Sarbanes-Oxley examination of the Funds. Our responses to your comments are set forth below. References to sections of shareholder reports and Form N-CSR are from the documents specified in Schedule A except as otherwise indicated. We will incorporate the changes referenced in our response for the applicable Funds into the next shareholder report or applicable regulatory filing as noted below except as otherwise noted.

1.	Comment: For JPMorgan Diversified Return International Currency Hedged ETF and JPMorgan Diversified Return Europe Currency Hedged ETF, currency forwards have had a significant impact on performance so consider including enhanced disclosure on the impact of derivatives in the Management Discussion of Fund Performance (MDFP) in accordance with the SEC’s 2011 letter.

Response: For the Funds, derivatives were used as part of each Fund’s currency risk mitigation. Specifically, the Funds’ use of currency forwards reduced the volatility of returns from currency exposure in the Fund. We will continue to evaluate our disclosures concerning derivative strategies and indicate in the MDFP the impact of these strategies where they have a material impact on a Fund’s performance even if these derivatives are used to manage risk rather than increase performance.

2.	Comment: For the JPMorgan Diversified Return Europe Currency Hedged ETF, JPMorgan Diversified Return International Currency Hedged ETF and possibly other Funds, please consider noting when contracts are non-deliverable forwards (“NDFs”).

Response: The forward exchange tables included with the Schedule of Portfolio Investments discloses when contracts are non-deliverable. All of the contracts held by the Diversified Return Europe Currency Hedged ETF and JPMorgan Diversified Return International Currency Hedged ETF are non-deliverable contracts as indicated by the footnote designated on the column headings “Contracts to Buy” or “Contracts to Sell”.

3.	Comment: For JPMorgan Diversified Return Europe Currency Hedged ETF Fund and the Diversified Return International Currency Hedged ETF, please explain why the tables showing the balance sheet amounts available for off-setting of derivatives were not included in the financial statements.

Response: The tables showing the balance sheet amounts available for off-setting of derivatives were included for those Funds. The tables are located under the individual Fund’s Statement of Assets and Liabilities Derivative Instruments’ table required under Topic 815 “Derivatives and Hedging” in the notes to the financial statements.

4.	Comment: Please confirm that the financial highlights comply with Item 13a of Form N-1A for open end Funds with respect to supplemental ratios and the impact of expense waivers.

Response: The financial highlights comply with Item 13a of Form N-1A, as applicable.

If you have any questions regarding the foregoing, please call me at (212) 623-7775.

Very truly yours,

/s/ Lauren A. Paino

Lauren A. Paino

Treasurer

Schedule A

October 31, 2016 financial statements

811-22903

J.P. Morgan Exchange-Traded Fund Trust

JPMorgan Diversified Return Emerging Markets Equity ETF

JPMorgan Diversified Return Europe Currency Hedged ETF

JPMorgan Diversified Return Europe Equity ETF

JPMorgan Diversified Return Global Equity ETF

JPMorgan Diversified Return International Currency Hedged ETF

JPMorgan Diversified Return International Equity ETF

JPMorgan Diversified Return U.S. Equity ETF

JPMorgan Diversified Return U.S. Mid Cap Equity ETF

JPMorgan Diversified Alternatives ETF

Form N-CSR filed on December 29, 2016